Mail Stop 3561

December 1, 2005

John A. Martell
President and Chief Executive Officer
MISCOR Group, Ltd.
1125 South Walnut Street
South Bend, Indiana 46619

Re: 	MISCOR Group, Ltd.
Form S-1, filed November 1, 2005
File No. 333-129354

Dear Mr. Martell:

      We have reviewed your registration statement and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. In your response letter, please identify all securities of your company or your subsidiaries currently held by Laurus and its affiliates, as well as any notes or loans between the parties. To the extent you have not already done so, provide us with copies of all relevant agreements relating to these securities and obligations
(including the instruments defining the rights of the securities), and file all material agreements with Laurus as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. Indicate in your response letter whether these securities are convertible or exercisable into other securities of your company or your subsidiaries and whether the conversion prices, exercise prices, or formulas are or will be based on the market price of other MISCOR securities.

2. Advise whether or not Laurus has paid, and you have irrevocably received, all cash proceeds described under any financing agreement with Laurus, whether subject to an escrow agreement or otherwise.
In
this regard, provide us copies of the Disbursement Letter
described
in section 1.1(d) and the Joint Instructions described in section 3.1(a) of the Funds Escrow Agreement filed as Exhibit 10.7 and revise to state clearly whether or not all of the funds have been
released
to you from escrow.  Please note that registration for the resale of
the common stock underlying the convertible notes is not permitted until the private placement of the notes is complete. See Interpretation 3.S of our March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, publicly
available on our website at www.sec.gov.   If any funds have not
been
released from escrow, then please remove from the registration statement the common stock underlying the convertible notes or advise us in your response letter why the transaction is a completed private placement. In addition, provide risk factor and MD&A disclosure of any potential liability under Section 5 of the Securities Act specifically relating to the offer of the notes, or advise us why you believe this is not necessary.

3. We encourage you to file all exhibits with your next amendment or otherwise furnish us a draft of your legality opinion. We must review this document before the registration statement is declared effective, and we may have additional comments.

4. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March
31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

5. Please provide selected quarterly data in accordance with Item
302
of Regulation S-K

6. Update your financial statements and other financial information in accordance with Rule 3-12 of Regulation S-X.

Prospectus Cover

7. Since there is currently no market for your common stock, please revise your cover page to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Also revise elsewhere as appropriate.

8. Additionally revise to state the net proceeds to selling shareholders. See Item 501(b)(3) of Regulation S-K.

9. Also revise to state clearly and very briefly whether or not you have any arrangements with market makers to seek quotation on the OTC
Bulletin Board.

Forward-Looking Statements, page ii

10. Please remove this paragraph and limit the inside cover page to the information required by Item 502 of Regulation S-K. The prospectus summary should immediately follow the inside cover page containing the table of contents.

Prospectus Summary, page 1

11. To put your financial condition in perspective, please revise to begin by highlighting very briefly and more clearly that:

* since your inception you have not been profitable, you have lost money on both a cash and non-cash basis, you have a significant accumulated deficit and you expect your losses to continue;
* due to your accumulated consolidated operating losses, you may not be able to obtain the performance bonds necessary to conduct your business;
* you will need to increase your customer volume to become profitable and your operational systems may not support the necessary increase in volume;
* there is no public market for your common stock, so investors in this offering may be purchasing an illiquid security;
* your directors and officers are selling nearly all of the shares they own in this offering;
* you have a significant amount of debt; and
* you will receive no proceeds from this offering.

12. As currently drafted, the summary section is too long. The summary should provide a brief discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing the subsections entitled Recent Acquisition of Diesel Engine Business and Prior Financings to present only the most material aspects of these transactions as they affect your current operations and financial condition. Although this information is material, the description as currently drafted is too detailed for the summary and is more appropriate for your Business discussion and the discussion of prior financings beginning on page
27.

13. Please revise the bullet lists on page 1 to discuss very briefly in definite and concrete terms the key aspects of your proposed business and the products or services you sell. Your disclosure as currently drafted uses a number of vague and abstract terms to describe your business and the products or services you sell. For example, replace the term "electrical and mechanical solutions" with a more specific description of the products or services you sell to assist investors in evaluating your business. Also very briefly state the status of development and negotiations for the main categories of products or services that you intend to provide. Consider disclosure similar to that in your Management`s Discussion and Analysis Overview on page 35.

14. Also, you use a number of terms that are business or technical jargon and may not be easily understandable to investors who are not already familiar with your business. Please generally revise your registration statement to replace such terms with everyday language.
Examples include:

* "Our business strategy is to acquire and grow a group of diversified but synergistic businesses." Please explain in more concrete everyday terms.
* "innovative and integrated mechanical and electrical service solutions." Simply and briefly describe the products and services you will sell in everyday language.
* "combine our expertise, functional capability and financial strength in a way that offers us a competitive advantage." Please revise to explain these terms more specifically. Also revise the reference to "financial strength" by disclosing your accumulated deficit and ongoing losses.

These are only examples, please generally revise to use less business jargon in your registration statement and to describe your business in everyday language.

Recent Acquisition of Diesel Engine Business, page 2

15. We note that you have a dispute with Hatch & Kirk over certain matters related to your purchase, and that you have agreed with Hatch
& Kirk to submit these disputes to binding arbitration for resolution. Provide this disclosure as well as any other required disclosures to comply with SFAS 5 in your footnotes.

The Offering, page 5

16. We note your statement that "[w]e have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future." Please revise to clarify, as you state on page 11 and at the bottom of page 31, that
"we are precluded from paying cash dividends on our common stock under our financing agreements."

Risk Factors, page 7

We have a short operating history ..., page 7

17. Please revise to clarify how the factors identified under this caption pose a risk to investors. In other words, clarify what adverse effect may occur in sufficient detail that investors can assess the magnitude of the risk. We also note your statement that
"[o]ur limited operating history may make it difficult or impossible for analysts or investors to accurately forecast our future revenues." Tell us in your response letter whether you are aware of any analyst coverage of your company. If not, consider removing the suggestion that the company is aware of analyst coverage.

We may have to reduce or cease operations..., page 8
18. You discuss in this risk factor the dilution that may result from raising additional capital through the future issuance of equity securities. Add a risk factor discussing the significant dilution your shareholders will experience as a result of the conversion of notes and the exercise of warrants and options that you previously issued.

Our security holders could require us to rescind our prior sales..., page 12
19. In your response letter, provide us with details of the specific transactions that you have reason to believe did not comply with the exemptions from registration under the federal securities laws, if any.

Risks Related to this Offering, page 12

20. Please revise to include a risk factor that discusses the risks posed to your ability to obtain future financing by restrictive covenants and other provisions of your financing arrangements with Laurus. For example, we note your disclosure regarding your convertible debentures on page 28 that "Our loan agreements with our senior secured lender restrict our ability to exercise this redemption right." We also note your disclosure on page 31 that "we are precluded from paying cash dividends on our common stock under our financing agreements."

Use of Proceeds, page 15

21. Please revise to disclose the use to which you put the proceeds from your convertible debt. Also disclose the use to which you will put the proceeds from exercise of the warrants. See Item 504 of Regulation S-K. In this regard, we note your disclosure on page 9 that you plan to continue making strategic acquisitions. Please disclose any definite plans to use proceeds from this offering for acquisitions or state that you do not have any definite plans at this time.

Determination of Offering Price, page 15

22. Describe the various factors considered in determining the fixed price at which selling shareholders will make sales until your stock is quoted on the market you will specify. See Item 505(a) of Regulation S-K.

Principal and Selling Shareholders, page 16

23. Please advise us clearly in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

In this regard, we note your disclosure on page 16 that "[u]nless otherwise indicated, none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer." We also note, for example, the disclosure on page 3 that Strasbourger designated Strasbourger employee and selling shareholder Ronald Moschetta to the board of Magnetech Industrial Services, Inc., and your disclosure that several of the selling shareholders were designated to receive warrants by Strasbourger and Vertical Capital.
It is unclear whether or not you intend for these disclosures to indicate that these designees are affiliates of Strasbourger or Vertical Capital. Please revise to clarify.

24. For selling shareholders who are affiliates of broker-dealers, disclose clearly, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must clearly state that the selling shareholder is an underwriter.

25. Also please revise to state more specifically the
circumstances
under which the Strasbourger and Vertical Capital designees
received
warrants in connection with your private placements.  Clarify how the
recipients were selected, who selected them, and when the warrants were granted. Similarly revise under Recent Sales of Unregistered Securities on page S-1.
26. We note your reference to "successors-in-interest, donees, transferees," etc., of the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-K information with respect to all selling shareholders. If you are currently aware of any "successors-in-interest, donees, transferees," etc., who intend to use this registration statement, they must be identified and Item 507 information must be provided. In your response letter, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone Interpretations B.81 and H.3.

27. Please revise to clarify the footnote references for Gregg M. Gaylord and Linda S. Covillon; Dr. Leo Mazzocchi and Nancy T. Mazzocchi; and several other selling shareholders whose names appear next to a reference to note 9. The relationship between these selling shareholders and Mr. Wisniewski is unclear.

28. Disclose the natural person(s) who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Bevita Commercial Corp.

Prior Financing Transactions, page 27

29. We note your disclosure that several of your convertible securities are convertible at apparently fixed conversion prices, "subject to certain anti-dilution adjustments." Please revise to clarify briefly how these anti dilution adjustments operate. Clarify whether the exercise prices are fixed and whether they will be adjusted to account for the effect of securities issued on conversion of these securities and for the effect of securities issued to Laurus in connection with the credit facility and notes.

30. Also, revise your descriptions of the financing transactions to state more clearly whether or not you are registering each of the specific securities described for resale. In this regard, we note your statement at the bottom of page 30 that: "The respective registration rights agreements require us to register the common stock issued to the investors and the common stock issuable upon conversion or exercise of the debentures, notes and warrants described above (other than the revolving note issued to Laurus Master Fund, Ltd.) with the Securities and Exchange Commission for resale under the Securities Act of 1933. To comply with this obligation we filed the registration statement of which this prospectus is a part." For example, it is not entirely clear whether or not you intend to register resales of any securities issued or issuable to Strasbourger, securities issuable to Laurus as principal and interest under the notes Laurus holds or securities issuable upon conversion of the revolving note held by Laurus. Revise so that each description of a financing transaction makes clear from its context which specific securities are subject to this registration statement and which are not.

Financing by John A. Martell, page 27

31. Please revise to disclose the amount due under the note at the time you issued the option and the amount due as of the most recent practical date.

Private Placements of Preferred and Common Stock, page 27

32. Please revise to state more clearly whether or not the fee paid to Strasbourger was paid in cash or securities.

Private Placement of Convertible Debentures and Warrants, page 28

33. We note your statement that "[u]pon written notice we can redeem any or all of the outstanding debentures prior to the maturity date at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest through the redemption date." Revise to clarify whether the redemption price is payable in cash or securities, and if securities, disclose whether or not you are registering issuance or resales of the securities.

34. Also revise to disclose more clearly whether the 6% interest rate is fixed, floating or adjustable, and if not fixed, describe the adjustment mechanism briefly.

Senior Secured Credit Facilities, page 28

Laurus Master Fund, Ltd., page 29

35. We note your statement on page 30 that "[i]n connection with the
Laurus financing, we paid to Vertical Capital Partners, Inc., as a finder`s fee, cash of $200,000, and issued to persons designated by
Vertical Capital Partners warrants to acquire up to 500,000 shares of our common stock." Please revise to disclose more clearly what services Vertical Capital provided in connection with this financing.
Also file the agreements under which Vertical Capital was engaged as exhibits. See Item 601(b)(10) of Regulation S-K.

Market for our Common Stock and Related Shareholder Matters, page
31

36. We note your disclosure of "warrants to acquire up to
22,791,534
shares of our common stock at exercise prices ranging from $0.0001 to
$0.34 per share." Please revise to clarify whether these warrants are each exercisable at fixed prices, or whether the exercise prices are variable. If the exercise or conversion prices are adjustable or variable, please clearly and briefly describe the adjustment mechanisms. Similarly revise to clarify whether your convertible senior secured notes are all convertible at fixed prices or whether any have variable conversion prices. Similarly clarify what is the conversion price of the subordinated debentures or revise to explain why you can only state the "approximate" conversion price.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

37. The Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as your intention to acquire additional businesses and expand your customer base and geographic presence. As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material.

Results of Operations, page 37

38. We note on page on page F-19 that you evaluate the performance of your business segments based on net income or loss. We also note that you did not discuss net income or loss for each business segment in your results of operations. Please add a discussion of segment net income and loss, in addition to gross profit, to your results of operations in accordance with FRC 501.06 of the Codification of Financial Reporting Policies.

Liquidity and Capital Resources, page 39

39. Please revise the liquidity discussion to provide an expanded evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and discussion and analysis of known trends and uncertainties. Again, see Release No. 33-8350 for guidance. For example, the discussion should explain, with quantified disclosure, how your expansion plans will affect your need for liquidity. As another example, quantify the total amount of your indebtedness and disclose your debt service requirements for the next
12 months, including interest payments. Also discuss your ability to satisfy your debt repayment obligations.

40. We note your statement that "[d]uring the six months ended
June
26, 2005, we consumed $3.9 million in operations." Please revise this and similar statements that you "consumed" funds in operations to clarify that these are net operating cash outflows.

41. We note your statements that your negative operating cash flows
"resulted from the net loss and increases in accounts receivable and inventory." Please revise to provide your analysis of the reasons underlying the increases in accounts receivable and inventory as well as the impact if your increases in accounts receivable and inventory levels is a trend that you expect to continue. See Release No. 33-
8350.

42. Summarize the material financial covenant measures contained in your financing arrangements. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company`s ability to undertake financing to a material extent.

43. Please describe briefly the events that constitute events of default under the notes issued to Laurus and the consequences of default.

Segment Information, page 43

44. We refer to your discussion on page 47 of marketing and customers for your industrial services segment, specifically your provision of predictive and preventive maintenance services to be performed for a term of one year or less. Provide us with details of the terms of these contracts, your revenue recognition under these arrangements and refer to your basis in the accounting literature. If these types of services contracts are material, provide a discussion in your revenue recognition policy.

Legal Proceedings, page 53

45. For the legal proceeding described here, please provide all information required by Item 103 of Regulation S-K. For example, identify the nature of relief sought by Hatch & Kirk and the factual basis alleged to underlie the claims.

Plan of Distribution, page 66

46. Discuss the ability of the selling shareholders to conduct short sales and the possible impact of short sales on the market price of your common stock.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

47. We note based on your segment presentation on page F-21 that depreciation and amortization is not included in cost of revenues. Tell us to what the depreciation and amortization relates. If it relates to cost of revenues, revise your presentation to comply with
SAB 11:B.

Note A - Summary of Significant Accounting Policies, page F-7

48. Please provide disclosure required by paragraph 40-41 of SFAS
128
regarding your EPS calculation.

Revenue Recognition, page F-8

49. We note on page 1 that you provide numerous services through your wholly-owned subsidiaries. We note that you:

* Provide maintenance and repair services for both alternating current and direct current electric industrial motors;
* Repair and manufacture industrial lifting magnets;
* Manufacture, remanufacture, repair and engineer power assemblies, engine parts and other components related to large diesel engines;
* Provide engineering and repair services for electrical power distribution systems within industrial plants and commercial facilities;
* Provide electrical contracting services, including design-build services, to industrial, commercial and institutional customers;
* Provide on-site maintenance services in all areas of our business;
and
* Provide custom and standardized multi-craft industrial maintenance training programs.

Please tell us in detail your accounting policy regarding revenue recognition for each stream of service revenue. It also appears that in some instances you may have multiple deliverables. Please advise.
Finally, revise your document to add a discussion of your revenue recognition policy for service revenue and multiple deliverables. Refer to SAB 104 and EITF 00-21.

50. We note your statements that "amounts billed to customers in excess of costs incurred on electrical contracts are recorded as part of other current liabilities." In this regard tell us, providing journal entries, how you record these transactions. Tell us if you record deferred revenue before you receive the cash funds. If you do recognize deferred revenue before you receive the cash funds, tell us:

* Tell us, why you believe you can recognize an asset based on FASB
Concept 6.
* Citing historical experience for the last two years, the likelihood that revenue will eventually be recognized on this deferred revenue.
* The time period between the time you generate an invoice and the period of collection.

Note B - Acquisitions, page F-10

51. Tell us how you considered Rule 3-05 and Article 11 of Regulation
S-X regarding your March 2005 acquisition.

52. In addition, please provide disclosures as required by paragraphs
51, 54 and 55 of SFAS 141.

Note F - Debt, page F-13

53. Revise to disclose the conversion terms of the subordinated secured convertible debentures issued as of May 5, 2005.

Note G - Equity Issuances, page F-14

2004, page F-15

54. We note that both the warrants issued in connection with the convertible debentures in January 2005 and the warrants issued in connection with the Bridge Financing and common stock offering in May
2004 are subject to registration rights agreements filed as Exhibit
4.14 and 4.13, respectively. These agreements require you to file a registration statement that is declared effective by the SEC. If you have not filed a registration statement that includes Registrable Securities by a certain date, for each thirty days that such a registration is not filed, you shall pay the holders liquidated damages equal to one percent (1%) of total issued share capital of your common stock. In this regard, it appears that these provisions would result in liability classification under paragraph 16 of EITF
00-19. If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise or advise.

We also note on page 31 that in September 2004 and September 2005, you provided certifications to the applicable investors and agreed to file the registration statement as soon as reasonably practicable. As a result, you believe that you are not liable for any liquidated damages under the applicable provisions of the registration rights agreements entered into with the investors in the respective offerings. In this regard, please tell us whether these investors accepted these certifications and have legally agreed to waive the liquidating damages.

55. We note that for services as placement agent in the Bridge Financing and common stock offering, MISCOR issued to its placement agent, ten year common stock purchase warrants to purchase
$4,500,000
shares of MISCOR common stock at an exercise price of $0.0001 per share. Given the ten-year term of the warrants, tell us why you used a one-year expected life in your assumptions to determine fair value.
Similarly, tell us why you used a one year estimated life for all your other warrants issued in 2004 and 2005.

2005 (unaudited), page F-15

56. We note that the fair value of the common stock issued in the March 2005 acquisition was determined to be $0.40. Tell us how this reconciles to other issuances in 2005, such as the shares issued to your securities counsel in the debenture offering, that appear to have a fair value of $0.25.

Note P - Subsequent Events, page F-21

Senior Debt Refinancing (unaudited), page F-21

57. We note that in August 2005 you entered into a Security and Purchase Agreement with Laurus Master Fund, LTD. ("Laurus"). The Agreement provides financing comprising of a $7,000 Revolving Note and a $3,000 Term Note. Laurus has the option to convert all or any portion of the outstanding principal amount and/or accrued interest under the Revolving Note into shares of MISCOR common stock. As part of the financing, Laurus issued warrants for shares of common stock with an exercise price of $0.34 per share. In this regard:

* Tell us and disclose how you accounted for this transaction.
Provide us with journal entries used.
* Tell us how you considered EITF 00-19 with respect to warrants and
EITF 98-5 and EITF 00-27 for the conversion feature.

Equity Incentive Plans, page F-22
2005 Stock Option Plan, page F-22

58. We note that in September 2005 you granted stock options. For all stock options granted, please provide following disclosure in your financial statements:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. Please note that the number of options may be aggregated by month or quarter and the information presented as a weighted average per-share amounts.
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
* If the valuation specialist was a related party, a statement indicating that fact.

In addition your MD&A should provide the following information:

* A discussion of the significant factors, assumptions, and methodologies used in determining fair value of common stock.
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price.
* If a contemporaneous valuation performed by an unrelated valuation specialist was not used, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;
* Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form
S-1 does not include the estimated price range for the initial public offering.

2005 Restricted Stock Purchase Plan, page F-23

59. Tell us and disclose how you will account for your 2005 restricted stock purchase plan. Refer to your basis in accounting literature.

Part II - Information not Required in Prospectus, page S-1

60. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele Anderson
Legal Branch Chief